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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Dura Automotive Systems, Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

265903 10 4

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 265903 10 4	13 G	Page 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alkin Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware; U.S.

	5.	Sole Voting Power

		0
Number of	6.	Shared Voting Power
Shares		0 (See Item 4)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		0 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount In Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 265903 10 4	13 G	Page 3 of Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William L. Orschein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

	5.	Sole Voting Power

		0
Number of	6.	Shared Voting Power
Shares		0 (See Item 4)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		0 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount In Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 265903 10 4	13 G	Page

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Orschein Industries Foundation, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Missouri; U.S.

	5.	Sole Voting Power

		0
Number of	6.	Shared Voting Power
Shares		0 (See Item 4)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		0 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 265903 10 4	13 G	Page 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J2R Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

		None
Number of	6.	Shared Voting Power
Shares		98,211 (See Item 4)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		None
Person
With:	8.	Shared Dispositive Power
		98,211 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,211 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount In Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 265903 10 4	13 G	Page 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). S. A. Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

	5.	Sole Voting Power

		None
Number of	6.	Shared Voting Power
Shares		315,379 (See Item 4)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		None
Person
With:	8.	Shared Dispositive Power
		315,379 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 315,379 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount In Row (9) 1.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 265903 10 4	13 G	Page 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mary L. Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

	5.	Sole Voting Power

		None
Number of	6.	Shared Voting Power
Shares		98,211 (See Item 4)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		None
Person
With:	8.	Shared Dispositive Power
		98,211 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,211 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount In Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 265903 10 4	13 G	Page 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Scott D. Rued

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

	5.	Sole Voting Power

		None
Number of	6.	Shared Voting Power
Shares		143,711 (See Item 4)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		None
Person
With:	8.	Shared Dispositive Power
		143,711 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,711 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount In Row (9) 0.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 265903 10 4	13 G	Page 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David R. Bovee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

	5.	Sole Voting Power

		None
Number of	6.	Shared Voting Power
Shares		180,785 (See Item 4)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		None
Person
With:	8.	Shared Dispositive Power
		180,785 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,785 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount In Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 265903 10 4	13 G	Page 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David P. Klosterman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

	5.	Sole Voting Power

		None
Number of	6.	Shared Voting Power
Shares		32,000 (See Item 4)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		None
Person
With:	8.	Shared Dispositive Power
		32,000 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,000 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount In Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 265903 10 4	13 G	Page 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Milton D. Kniss

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

	5.	Sole Voting Power

		None
Number of	6.	Shared Voting Power
Shares		151,512 (See Item 4)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		None
Person
With:	8.	Shared Dispositive Power
		151,512 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,512 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount In Row (9) 0.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 265903 10 4	13 G	Page 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Carl W. Kucsera

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

	5.	Sole Voting Power

		None
Number of	6.	Shared Voting Power
Shares		22,833 (See Item 4)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		None
Person
With:	8.	Shared Dispositive Power
		22,833 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,833 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount In Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 265903 10 4	13 G	Page 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Karl F. Storrie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

	5.	Sole Voting Power

		None
Number of	6.	Shared Voting Power
Shares		703,468 (See Item 4)
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		None
Person
With:	8.	Shared Dispositive Power
		703,468 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 703,468 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount In Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer:

Dura Automotive Systems, Inc. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2791 Research Drive
Rochester Hills, Michigan 48309

Item 2(a)	Names of Persons Filing:

Alkin Co.
William L. Orscheln
Orscheln Industries Foundation, Inc.
(Such persons are collectively referred to as the “Alkin Reporting Persons.”)

J2R Corporation
S.A. Johnson
Mary L. Johnson
Scott D. Rued
(Such persons are collectively referred to as the “J2R Reporting Persons.”)

David R. Bovee
David P. Klosterman
Milton D. Kniss
Carl W. Kucsera
Karl F. Storrie
(Such persons are collectively referred to as the “Management Reporting Persons.”)

(The Alkin Reporting Persons, J2R Reporting Persons and Management Reporting Persons may each be referred to individually as a “Reporting Person,” or collectively as “Reporting Persons.”)

As of December 31, 2003, the Alkin Reporting Persons no longer hold any legal or beneficial interest in any shares of the Company’s Common Stock.

As of December 31, 2003, J2R Corporation (“J2R”) was the record owner of the 98,211 shares of common stock covered in part by this joint statement and set forth on the cover page naming J2R as a Reporting Person (the “J2R Shares”). The J2R Shares consist exclusively of the Company’s Class B Common Stock, par value $0.01 per share, which is convertible on a 1-for-1 basis into shares of Class A Common Stock at the holder’s option, as well as under certain circumstances, as set forth in the Company’s charter. S.A. Johnson is a Director, the President and a controlling stockholder of J2R. Mary

Johnson is a stockholder of J2R. Scott D. Rued is a Vice President and stockholder of J2R. Mr. Johnson is a Director of the Company. Mr. Rued is Chairman of the Board and a Director of the Company.

This statement is filed jointly by the Alkin Reporting Persons, the J2R Reporting Persons and the Management Reporting Persons pursuant to Rule 13d-1(d) promulgated under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Alkin Reporting Persons are filing this statement solely to report that they no longer hold any legal or beneficial interest in the Company’s Common Stock. The J2R Reporting Persons and the Management Reporting Persons may each respectively be deemed to constitute a “group” for purposes of Section 13(d)(3) under the Exchange Act. The J2R Reporting Persons and the Management Reporting Persons may also collectively be deemed to constitute a “group” for purposes of Section 13(d)(3) along with the other parties to the Stockholders Agreement (as defined in Item 4). Each of the J2R Reporting Persons and the Management Reporting Persons expressly disclaims that they have agreed to act as a group other than as specifically described in this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of the Alkin Reporting Persons is 2000 U.S. Highway 63 South, Moberly, MO 65270.

The principal business address of the J2R Reporting Persons is c/o Hidden Creek Industries, 4508 IDS Center, Minneapolis, MN 55402.

The principal business address of the Management Reporting Persons is c/o Dura Automotive Systems, Inc., 2791 Research Drive, Rochester Hills, MI 48309-3571.

Item 2(c)	Citizenship:

Alkin Co. and J2R are corporations organized under the laws of the state of Delaware. Orscheln Industries Foundation, Inc. is a corporation organized under the laws of the state of Missouri. All of the other Alkin Reporting Persons, J2R Reporting Persons and Management Reporting Persons are individuals who are citizens of the United States.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $.01 per share.

Item 2(e)	CUSIP No.:

265903 10 4

2

Item 3	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

This statement is filed pursuant to Rule 13d-1(d). As such, the listed alternatives are not applicable.

Item 4	Ownership:

(a) Amount Beneficially Owned:

J2R is the direct beneficial owner of the J2R Shares. Mr. Johnson is the direct beneficial owner of 9,668 shares of Class B Common Stock. Certain of the J2R Reporting Persons are also the direct beneficial owners of vested options to purchase the following number of shares of Class A Common Stock: Mr. Johnson — 207,500; and Mr. Rued — 45,500. As officers and/or stockholders of J2R, each of the J2R Reporting Persons who are individuals may be deemed to be a beneficial owner of the J2R Shares. Messrs. Johnson and Rued and Ms. Johnson each expressly disclaims beneficial ownership of the J2R Shares, and the filing of this form shall not constitute an admission that any of such individuals is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of such securities.

Each of the Management Reporting Stockholders is the direct beneficial owner of the number of shares of Class B Common Stock and Class A Common Stock listed beside such person’s name as set forth on Schedule A hereto. The shares of Class A Common Stock listed on Schedule A includes vested options to purchase the following number of shares of Class A Common Stock: Mr. Bovee — 158,750; Mr. Kniss — 131,250; Mr. Kucsera — 1525; and Mr. Storrie — 627,500.

The Company, the J2R Reporting Persons and the Management Reporting Persons have entered into an agreement (the “Stockholders Agreement,” dated August 13, 1996, as amended on July 1, 1997) with Onex DHC LLC (“Onex”), the Company’s largest shareholder, which provides, among other things, that the Management Reporting Persons shall vote their shares of Class A Common Stock and Class B Common Stock (collectively “Common Stock”) in the same manner as the shares held by Onex are voted. In addition, J2R and Messrs. Johnson and Rued have entered into a separate agreement (the “Investor Stockholders Agreement,” dated August 13, 1996) with Onex to vote their shares of Common Stock as directed by Onex, and to grant Onex certain first offer rights in connection with private sales of Common Stock.

As members to the Stockholders Agreement, each of the J2R Reporting Persons and the Management Reporting Persons could be deemed to be a beneficial owner of the aggregate number of shares

3

held by such parties and by Onex, which is approximately 1,646,150 shares of Class B Common Stock and 1,250,240 shares of Class A Common Stock, or approximately 14.6% of the outstanding Class A Common Stock on a converted basis. Each of the J2R Reporting Persons and the Management Reporting Persons expressly disclaims beneficial ownership of the shares owned by other parties to the Stockholders Agreement, including each others’, and the filing of this form shall not constitute an admission that any of such persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of such securities.

As members of the Investor Stockholders Agreement, each of J2R and Messrs. Johnson and Rued could be deemed to be the beneficial owner of the aggregate number of shares held by such parties and by Onex, which is approximately 1,517,792 shares of Class B Common Stock and 288,000 shares of Class A Common Stock, or approximately 9.6% of the outstanding Class A Common Stock on a converted basis. Each of J2R and Messrs. Johnson and Rued expressly disclaims beneficial ownership of the shares owned by other parties to the Stockholders Agreement, including each others’, and the filing of this form shall not constitute an admission that any of such persons are, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owners of such securities.

(b) Percent of Class: (Based on 16,734,228 shares of Class A Common Stock outstanding as of December 31, 2003, plus a certain additional amount which accounts for that respective Reporting Person’s shares of Class B Common Stock on a converted basis plus the number of vested options to purchase shares of Class A Common Stock held by such Reporting Person.)

Reference is made hereby to Box 11 (subject to Box 10) of the Cover Page for each respective Reporting Person for purposes of disclosing the percent of the class owned by such Reporting Person.

(c) Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:
(ii) Shared power to direct the vote:
(iii) Sole power to dispose of or to direct the disposition of:
(iv) Shared power to dispose of or direct the disposition of:

Reference is made hereby to Boxes 5,6,7 and 8 (subject to Box 10) of the Cover Page for each respective Reporting Person for purposes of disclosing the number of shares to which such Reporting Person has sole or shared voting or dispositive power. Reference is also made to Items 2(a) and 4(a) of this Schedule for a description of the shares beneficially owned by, and relationships, if any, existing between, the parties.

4

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ X ]

As of December 31, 2003, the Alkin Reporting Persons no longer hold any legal or beneficial interest in any shares of the Company’s Common Stock and are no longer deemed to be a member of a “group” for purposes of Section 13(d)(3). This Item 5 is checked solely as to the Alkin Reporting Persons.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

Not applicable

5

EXHIBITS AND APPENDICES

Exhibit I	Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Schedule A	Shares of Common Stock Owned By the Management Stockholders

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004	Alkin Co.

	By:	/s/ William L. Orscheln

	Its:	President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

/s/ William L. Orscheln William L. Orscheln

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004	Orscheln Industries Foundation, Inc.

	By:	/s/ William L. Orscheln

	Its:	Treasurer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004	J2R Corporation

	By:	/s/ S.A. Johnson

	Its:	President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

/s/ S.A. Johnson S.A. Johnson

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

/s/ Mary L. Johnson Mary L. Johnson

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

/s/ Scott D. Rued Scott D. Rued

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

/s/ David R. Bovee David R. Bovee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2004

/s/ David P. Klosterman David P. Klosterman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

/s/ Milton D. Kniss Milton D. Kniss

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2004

/s/ Carl W. Kucsera Carl W. Kucsera

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

/s/ Karl F. Storrie Karl F. Storrie

EXHIBIT I

SCHEDULE 13G JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

* * * * * *

Date: February 11, 2004

Alkin Co.		J2R Corporation

By:	/s/ William L. Orscheln	By:	/s/ S.A. Johnson

Its:	President	Its:	President

	/s/ William L. Orscheln William L. Orscheln		/s/ S.A. Johnson S.A. Johnson

/s/ Mary L. Johnson Mary L. Johnson

	Orscheln Industries Foundation, Inc.		/s/ Scott D. Rued Scott D. Rued
By:	/s/ William L. Orscheln

Its:	Treasurer

/s/ David R. Bovee David R. Bovee

/s/ David P. Klosterman David P. Klosterman

/s/ Milton D. Kniss Milton D. Kniss

/s/ Carl W. Kucsera Carl W. Kucsera

/s/ Karl F. Storrie Karl F. Storrie

Schedule A

Shares of Common Stock Owned By the Management Stockholders

	Class B Shares	Class A Shares		Total

David R. Bovee	11,308	169,477	(1)	180,785
David P. Klosterman	31,250	750		32,000
Milton D. Kniss	8,961	142,551	(2)	151,512
Carl W. Kucsera	21,308	1,525	(3)	22,833
Karl F. Storrie	55,531	647,937	(4)	703,468

(1)	Consists of 158,750 vested options to purchase Class A shares and 10,727 vested restricted stock units under the Company’s Deferred Income Leadership Stock Purchase Plan.

(2)	Consists of 131,250 vested options to purchase Class A shares, 50 shares owned directly and 11,251 vested restricted stock units under the Company’s Deferred Income Leadership Stock Purchase Plan.

(3)	Consists of 1,525 vested options to purchase Class A shares.

(4)	Consists of 4,400 shares owned directly, 627,500 vested options to purchase Class A shares and 16,037 vested restricted stock units under the Company’s Deferred Income Leadership Stock Purchase Plan.